Exhibit 99.1

NAUTICAL VENTURES GROUP INC

CONSOLIDATED

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2024 AND DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nautical Ventures Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nautical Ventures Group Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss), changes in equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has limited cash and working capital available, has suffered a loss in 2024, and has stated that a substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audits of the financial statements that were communicated, or required to be communicated, to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

Due to the net loss for the year, the Company evaluated the need for a going concern.

Auditing management’s evaluation of a going concern can be a significant judgement given the fact that the Company uses management estimates on future revenues and expenses which are not able to be substantiated.

As discussed in Note 2, the Company suffered a net loss from operations and has limited cash and working capital for the year ended December 31, 2024.

To evaluate the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

M&K CPAS, PLLC

We have served as the Company’s auditor since 2025

The Woodlands, TX

June 27, 2025

PCAOB ID #2738

NAUTICAL VENTURES GROUP INC

Consolidated statements of financial position

	December 31,	December 31,
ASSETS	2024	2023

Current assets
Cash	$2,650,708	$1,859,885
Accounts receivable, net	665,630	337,959
Inventory	75,320,633	61,353,201
Factory deposits on inventory	1,130,925	11,041,561
Prepaid expenses	160,774	1,164,368
Receivable from Related Party	-	25,893
Other current assets	-	430,740
Total current assets	79,928,670	76,213,607

Property and equipment, net	18,825,537	19,097,335
Operating lease right-of-use assets, net	989,492	642,457
Security deposits	83,859	56,658
Goodwill	656,903	656,903

Total Assets	$100,484,461	$96,666,960

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NAUTICAL VENTURES GROUP INC

Consolidated statements of financial position (Continued)

LIABILITIES and SHAREHOLDERS’ EQUITY	December 31,	December 31,
	2024	2023
Current liabilities
Accounts payable and accrued expenses	$3,813,904	$2,147,422
Customer deposits	5,715,531	6,177,519
Accrued income taxes	-	556,288
Mortgages, notes and loans payable	1,088,053	645,369
Notes payable - floor plan	56,114,575	46,130,900
Operating lease liabilities	588,065	469,390
Other current liabilities	3,678,055	3,043,770
Total current liabilities	70,998,183	59,170,658

Long-term liabilities
Mortgages, notes and loans payable, net	14,132,905	14,670,037
Deferred tax liability	-	978,325
Notes payable - related party	5,577,164	5,550,155
Operating lease liabilities	472,733	307,770
Total long-term liabilities	20,182,802	21,506,287
Total Liabilities	91,180,985	80,676,945

Shareholders' equity
Preferred stock, $0.00001 par value, 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2024 and 2023	-	-
Common stock, $0.00001 par value, 100,000,000 shares authorized, 40,000,000 shares issued and 21,505,000 shares outstanding as of December 31, 2024 and 2023	215	215
Additional paid-in capital	2,184,952	1,556,417
Retained earnings	9,568,309	16,883,383
Treasury stock	(2,450,000)	(2,450,000)
Total shareholders’ equity	9,303,476	15,990,015

Total Liabilities and Shareholders' Equity	$100,484,461	$96,666,960

See accompanying notes

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NAUTICAL VENTURES GROUP INC

Consolidated statements of changes in equity

	Preferred Shares $0.00001 Par Value		Common Stock, $0.00001 Par Value
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Treasury Common Stock	Retained Earnings	Shareholders’ Equity
December 31, 2022	-	-	40,000,000	$400	$1,505,038	$-	$12,004,391	$13,509,829
Shareholder redemption	-	-	(18,495,000)	(185)	-	(2,450,000)	-	(2,450,185)
Stock based compensation	-	-	-	-	51,379	-	-	51,379

Net Income	-	-	-	-	-	-	4,878,992	4,878,992
December 31, 2023			21,505,000	$215	$1,556,417	$(2,450,000)	$16,833,383	$15,990,015
Stock based compensation	-	-	-	-	628,535	-	-	628,535

Net loss	-	-	-	-	-	-	(7,315,074)	(7,315,074)
December 31, 2024	-	-	21,505,000	$215	$2,184,952	$(2,450,000)	$9,568,309	$9,303,476

See accompanying notes

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NAUTICAL VENTURES GROUP INC

Consolidated statements of income (loss)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Revenues:
Operating revenues	$97,291,543	$104,788,069

Cost of revenues	76,770,249	75,047,112

Gross Profit	20,521,294	29,740,957

Operating Expenses:
General and administrative expenses	21,433,480	19,709,150
Depreciation and amortization	1,424,310	1,250,102
Total Operating Expenses	22,857,790	20,959,252

Operating Income (loss)	(2,336,496)	8,781,705

Other Income (Expense):
Interest expense	(6,135,747)	(3,461,203)
Interest income	56,917	130,502
Rental income	52,423	52,465
Income from ERC funds	131,104	951,111
Total Other Income (Expense)	(5,895,303)	(2,327,125)

Net Income (loss) before provision for income taxes	(8,231,799)	6,454,580

Provision for (recovery of) income taxes	(916,725)	1,575,588
Net Income (loss)	$(7,315,074)	$4,878,992

Weighted average shares outstanding	21,505,000	32,348,644
Basic and diluted earnings (loss) per share	($0.34)	$0.15

See accompanying notes

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NAUTICAL VENTURES GROUP INC

Consolidated statements of cash flows

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(7,315,074)	$4,878,992
Adjustments to reconcile net income (loss) to net cash used for operating activities:
Depreciation and amortization	1,424,310	1,250,102
Stock-based compensation	628,535	51,379
Bad debt expense	445,467	665,397
Provision for slow moving inventories	458,383	-
Changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable	(342,398)	(554,811)
Increase in inventory	(14,278,494)	(26,832,335)
Decrease in factory deposits on inventory	9,910,636	493,620
Decrease (Increase) in prepaid expenses	1,003,594	(959,810)
Decrease (Increase) in receivable from related party	25,893	205,530
Decrease (Increase) in other receivables	-	(332,121)
Increase in security deposits	(27,201)	(2,275)
Increase in accounts payable and accrued expenses	1,655,118	212,335
Decrease in customer deposits	(461,988)	(5,976,983)
Increase (decrease) in accrued income taxes	(556,288)	(603,851)
Increase (decrease) in lease liabilities	(609,766)	(554,352)
Decrease in other current liabilities	634,285	841,829
Increase (decrease) in deferred tax liability	(978,325)	94,649
Net cash used in operating activities	(8,383,323)	(27,122,705)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(753,464)	(477,179)
Net cash used in investing activities	(753,464)	(477,179)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable - floor plan	82,136,533	67,450,464
Payments on notes payable - floor plan	(72,152,858)	(41,710,008)
Proceeds from mortgages, notes and loans payable	671,918	668,071

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NAUTICAL VENTURES GROUP INC

Consolidated statements of cash flows (Continued)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Payments on mortgages, notes and loans payable	(754,992)	(621,829)
Proceeds from notes payable - related party	603,968	6,447,338
Payments on notes payable - related party	(576,959)	(4,280,347)
Net cash provided by financing activities	9,927,610	27,953,689

Net increase in cash	790,823	353,805
Cash - beginning of period	1,859,885	1,506,080
Cash - end of period	$2,650,708	$1,859,885

See accompanying notes

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

Notes to Consolidated Financial Statements

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Background

Nautical Ventures Group Inc. (the “Company”), is a Florida corporation that was incorporated on April 17, 2013. The Company is a holding company for various activities relating to the sale and service of boats and water sports products. The Company has various retail locations in Florida as well as a marina.

NOTE 2 – BASIS OF PREPARATION AND GOING CONCERN UNCERTAINTY

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in effect on December 31, 2024.

All dollar amounts referenced in these consolidated financial statements and the notes contained therein are expressed in U.S. dollars.

The consolidated financial statements were authorized for issue by the Board of Directors on June 27, 2025.

Going concern uncertainty

As of December 31, 2024, the Company has cash of $2,650,708 and working capital of $8,930,487. The Company has incurred a net loss of $7,315,074 in the year and used $8,383,323 in cash in its operations. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing. The Company's management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements as at and for the years ended December 31, 2023 and 2024 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

The consolidated financial statements include the accounts of the following wholly owned subsidiaries:

• NVPB Marina Holdings, LLC	• Marine Ventures, LLC
• Nautical Ventures Marine, LLC	• Nautical Ventures West, LLC
• Nautical Ventures North, LLC	• Nautical Ventures Panhandle, LLC
• NV Marina, LLC	• NVFL Holdings, LLC
• NVFL 1440 Holdings, LLC

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the consolidated financial statements are disclosed in note 5.

Concentration of credit risk

Financial instruments that subject the Company to concentrations of credit risk include cash and accounts receivable. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material.

Risks and uncertainties

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future occurring events. Accordingly, the actual results could differ significantly from estimates.

The Company operates in an industry that is subject to intense competition and changes in consumer demand. The Company's operations are subject to significant risk and uncertainties, including financial and operational risks and the potential risk of business failure.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company maintains its cash in banks selected by management and assessed for financial stability. Balances may periodically exceed the $250,000 federal depository Insurance limit; however, the Company has not experienced any losses on deposits. The Company’s bank balance exceeded the federally insured limit in only one financial institution by approximately $1.6 million and $2.4 million at December 31, 2023 and 2024, respectively.

Accounts receivable, net

The Company has historically had minimal bad debts; therefore, the Company’s allowance for doubtful accounts totaled $0.1 million for the years ended December 31, 2023 and December 31, 2024. Bad debts of $0.7 million and $0.4 million were charged to expense for the years ended December 31, 2023 and 2024, respectively.

Inventory

Inventory, which consist of new and used boats and parts is stated at the lower of cost or net realizable value, with cost determined by the specific identification method. Most of the inventory provisions relate to the write-off of outdated or defective parts and the write-down of used boats due to market conditions. Once inventory has been written-off or written-down, it creates a new cost basis for the inventory which is on hand at the time of the write-down. The written-down inventory is not subsequently written-up.

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

Factory deposits on inventory

The Company classifies deposits on inventory ordered but not yet received as factory deposits. Upon receipt of the inventory such amounts are reclassified to inventory.

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term ranging from two to six years. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in- substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended December 31, 2024, the expense for leases of low-value assets is insignificant.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. The cost of equipment is being depreciated over five to forty years using the straight-line method. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are recognized in other income within the accompanying consolidated statement of income.

Depreciation is recorded to recognize the cost of assets over their useful lives.

Asset Type	Method	Useful Life
Building & building improvements	Straight line	39-40 years
Leasehold improvements	Straight line	15 years
Machinery & equipment	Straight line	5-10 years
Furniture & fixtures	Straight line	7-10 years
Vehicles	Straight line	5 years

Any item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales and proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

Goodwill

Goodwill represents the excess cost of an acquired business over the fair market value of its identifiable net assets.

On Nov 1, 2019, the company acquired Outpost Marine LLC, which owned 2 strategic locations on the West Coast of Florida: Holiday and Sarasota. The acquisition price included goodwill amounting to $0.6 million.

The Company reviews its goodwill assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

Fair value measurement

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

•	Level 1 – Quoted prices in active markets for identical items (unadjusted).

•	Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

•	identifies the contract with the customer;

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

•	identifies the performance obligations in the contract;
•	determines the transaction price which takes into account estimates of variable consideration and the time value of money;
•	allocates the transaction price to separate performance obligations on the basis of relative stand-alone selling price of each distinct good or service to be delivered; and,
•	recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Sale of boats

The majority of the Company’s revenue is from contracts with customers for the sale of boats. Revenue from the sale of boats, including incidental shipping fees, is recognized from boat sales upon transfer of control of the boat to the customer, which is generally upon acceptance of the boat by the customer and the satisfaction of our performance obligation. The transaction price is determined with the customer at the time of sale. Customers may trade in a used boat to apply toward the purchase of a new or used boat. The trade-in is a type of noncash consideration measured at fair value, based on external and internal observable and unobservable market data and applied as payment to the contract price for the purchased boat. At the time of acceptance, the customer is able to direct the use of, and obtain substantially all of the benefits of the boat. Commissions are earned from a brokerage sale when the related brokerage transaction closes upon transfer of control of the boat to the customer, which is generally upon acceptance by the customer.

Revenue from parts and service operations

Revenue from parts and service operations (boat maintenance and repairs) is recognized over time as services are performed. Each boat maintenance and repair service is a single performance obligation that includes both the parts and labor associated with the service. Payment for boat maintenance and repairs is typically due upon the completion of the service, which is generally completed within a short period of time from contract inception. We satisfy our performance obligations, transfer control, and recognize revenue over time for parts and service operations because we are creating a contract asset with no alternative use and we have an enforceable right to payment for performance completed to date. Contract assets primarily relate to our right to consideration for work in process not yet billed at the reporting date associated with maintenance and repair services. We use an input method to recognize revenue and measure progress based on labor hours expended to satisfy the performance obligation at average labor rates. The Company has determined labor hours expended to be the relevant measure of work performed to complete the maintenance and repair service for the customer.

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

Advertising

The Company expenses the costs of advertising as incurred and production costs when the advertising initially takes place. Advertising expenses totaled $1.1 million, and $1.2 million for the years ended December 31, 2023, and December 31, 2024, respectively, and are included in general and administrative expenses in the accompanying consolidated statement of income.

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. Share-based compensation costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

All share-based remuneration is ultimately recognized as an expense in net income or loss with a corresponding credit to additional paid-in capital. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in net income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition [other than in a business combination] of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common stock outstanding during the year.

Diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock. For the purpose of calculating diluted earnings per share, the Company assumes the exercise of dilutive options of the entity. Since none of the options are vested for the 2023 and 2024 fiscal years, diluted earnings per share is equal to basic earnings per share for both fiscal years.

NOTE 4 – STANDARDS ISSUED BUT NOT YET EFFECTIVE

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IAS 21 – Effect of variations in exchange rates - Lack of interchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements.

NOTE 5 – SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Going concern uncertainty

In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

information about the future. In addition, management must make assumptions about what actions it will take to increase the Company’s liquidity position. Given that it is difficult to adequately predict future cash flows and the Company’s ability to raise additional financing, management has concluded that there are material uncertainties related to events or conditions that raise substantial doubt upon the Company’s ability to continue as a going concern for at least the next twelve months.

Financial instruments measured at fair value

In measuring financial instruments at fair value, the Company makes estimates and assumptions, including estimates and assumptions about interest rates, credit spreads and other market conditions.

Provision for impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, the Company relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports, which, among other things, reflect the potential impact of climate-related development on the business.

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. The Company reassesses whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net are as follows:

	December 31,	December 31,
	2024	2023
Land and land improvements	$ 4,518,495	$ 4,518,495
Building and leasehold improvements	14,040,628	14,040,628
Machinery and equipment	1,906,467	1,442,555
Office equipment and furnishings	1,061,052	1,198,330
Vehicles	734,685	645,089
	22,261,327	21,845,096
Less: accumulated depreciation	(3,435,790)	(2,747,761)
	$ 18,825,537	$ 19,097,335

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 7 – INVENTORY

	December 31,	December 31,
	2024	2023
New boats	$ 58,445,446	$ 48,017,381
Used boats	6,820,625	3,250,976
Motors	1,946,575	2,184,966
Trailers	1,711,600	1,574,365
Parts	3,838,794	3,454,496
WIP	1,065,013	1,478,931
Water toys	1,492,580	1,392,086
	$ 75,320,633	$ 61,353,201

NOTE 8 – RELATED PARTY TRANSACTIONS

Due to the nature of the following relationships, the terms of respective agreements might not be the same as those that would result from transactions among wholly unrelated parties.

Loan from and Loans to Shareholders:

Amounts due to shareholders totaled $5.5 million and $5.6 million as of December 31, 2023, and December 31, 2024, respectively, and are recorded as notes payable – related party on the accompanying consolidated balance sheet.

During 2020, the Company executed a promissory note due to its principal shareholder, bearing interest at 3.25%, totaling $2.8 million. As of January 1, 2023, the note had been amended to modify the interest rate to a variable rate based on a rate consistent with the principal shareholder’s personal loans. As of December 31, 2024, the variable interest rate was 7.75%. Total interest paid on the notes totaled $0.2 million and $0.3 million for the years ended December 31, 2023 and December 31, 2024, respectively. The amount outstanding as of December 31, 2024 on this promissory note is $2.3 million and is recorded as notes payable – related party on the accompanying consolidated balance sheet.

During the year ended December 31, 2023, the Company’s principal shareholder loaned the Company $1.3 million that does not bear interest and has no maturity date. This same principal shareholder also loaned an additional $0.9 million, which does not bear interest and has no maturity date. The amount outstanding as of December 31, 2024 is $2.2 million and is recorded as notes payable – related party on the accompanying consolidated balance sheet.

On August 2, 2023, the Company entered into a redemption agreement with a founding shareholder to redeem 18,495,000 shares, or 86%, of the founding shareholder’s

Page | 21

NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

holdings in the Company. The total redemption price is $2.45 million, payable by (a) the transfer from inventory a boat and tender with a carrying value of $1.2 million, and (c) cash payments in the amount of $1.25 million to be made over time to or on behalf of the founding shareholder, or by offsetting receivables due from the founding shareholder. As of December 31, 2024, the boat and tender have been transferred, and cash payments of $1 million remain outstanding and is recorded as notes payable – related party on the accompanying consolidated balance sheet.

Proceeds from shareholders amounted to $6.4 million and $0.6 million as of December 31, 2023 and December 31, 2024, respectively. Payments on shareholder notes amounted to $4.3 million and $0.6 million as of December 31, 2023 and December 31, 2024, respectively.

NOTE 9 – NOTES PAYABLE - FLOOR PLAN

The Company finances most of its new and certain of its used boat inventory through standardized floor plan facilities with either various financial institutions and manufacturer-affiliated finance companies or directly with individual manufacturer-affiliated finance companies and other lending institutions. The new and used boat floor plan facilities bear interest at variable rates based on either SOFR or prime rates, depending on the lender arrangement. The weighted average interest rate on floor plan facilities was 8.5% as of December 31, 2024. The new and used boat floor plan facilities are collateralized by boat inventory and other assets. The vehicle floor plan facilities contain a number of covenants, including, among others, covenants restricting the Company with respect to the creation of liens and changes in ownership, officers and key management personnel.

The Company has not been compliant with all covenants of its floor plan and mortgage lenders due to the change of ownership when Nautical Ventures Group, purchased the 86% of the shares held by a founding shareholder in 2023 as well as the change of ownership that has occurred with acquisition of 100% of the shares of Nautical Ventures Group by Vision Marine Technology on June 20, 2025. In addition, the company has not been compliant with the covenant requiring threshold DSCR’s Debt Service Coverage Ratios due to the reduced margins throughout 2024 caused by excessive dealer inventory levels, fierce competition and high floor plan interest triggering technical defaults with 5 of its lenders, namely:

•	Wells Fargo Commercial Finance

•	Bank of Montreal (BMO)

•	Valley National Bank

•	Shore Premier/Centennial Bank

•	Northpoint Commercial Finance

Proceeds from floor plan providers amounted to $67 million and $83 million as of December 31, 2023 and December 31, 2024 respectively. Payments to floor plan

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

providers amounted to $42million and $72 million as of December 31, 2023 and December 31, 2024 respectively.

In June of 2025 all lenders have consented to the change of ownership and signed Forbearance Agreements as the company regains profitability and updates documentation with all lenders, post Vision Marine Technologies acquisition.

NOTE 10 – MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable consist of the following:

	December 31, 2024	December 31, 2023
Valley National Bank – Real Estate mortgage – 4.0% maturing January 1, 2046	$2,897,575	$2,983,079
Valley National Bank – Real Estate mortgage – 3.85% maturing February 24, 2032	4,470,466	4,595,301
Valley National Bank – Real Estate mortgage – 3.85% maturing February 24, 2032	1,982,867	2,038,238
Valley National Bank – Real Estate mortgage – 3.85% Maturing December 15, 2031	3,743,643	3,849,442
Valley National Bank – Real Estate mortgage – 4.85% Maturing July 21, 2032	710,691	727,500
Less: loan costs net of amortization	(25,043)	(28,568)
Total mortgages	$13,780,199	$14,164,992

First Horizon Bank- Equipment loans averaging interest at 4.53% with varying maturities extending between March 25, 2025 and January 25, 2028	442,821	607,808
M2 Equipment Finance – 7% maturing July 11, 2030	451,148	514,974
SBA Loan	149,681
Business Loan – John Bone	381,032
Ford Credit - 0% loan Maturing May 5, 2026	16,077	27,426
Capital Lease		206
Total notes and loans	1,140,759	1,150,414
Total mortgages, notes and loans payable	15,220,958	15,315,406
Less short-term portion	(1,088,053)	(645,369)
Mortgages, notes and loans payable - long-term	$14,132,905	$14,670,037

Proceeds from mortgages, notes and loans payable amounted to $0.7 million and $0.7 million as of December 31, 2023, and as of December 31, 2024, respectively. Payments on mortgages, notes and loans payable amounted to $0.6 million and $0.8 million as of December 31, 2023, and as of December 31, 2024, respectively.

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 11 – LEASES

Substantially all of the Company’s leases that are entered into are real estate leases. Leases are for numerous facilities relating to the Company’s operations. Leases for real property have terms, including renewal options, ranging from one to in excess of twenty-five years. As of December 31, 2024, the weighted-average remaining lease term for our leases was approximately 21 months. All of our leases are classified as operating leases, which are included as right-of-use ("ROU") assets and operating lease liabilities in the accompanying consolidated balance sheet. For the fiscal year ended December 31, 2023, amortization of right of use assets recorded in selling, general, and administrative expenses were approximately $0.8 million for the year ended December 31, 2023. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. We do not have any significant leases that have not yet commenced but that create significant rights and obligations for us.

Substantially all of our lease agreements include fixed rental payments. Certain of our lease agreements include fixed rental payments that are adjusted periodically by a fixed rate or changes in an index. The fixed payments, including the effects of changes in the fixed rate or amount, and renewal options reasonably certain to be exercised, are included in the measurement of the related lease liability. Most of our real estate leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or more. The exercise of lease renewal options is at our sole discretion. If it is reasonably certain that we will exercise such options, the periods covered by such options are included in the lease term and are recognized as part of our right of use assets and lease liabilities. The depreciable life of assets and leasehold improvements are limited by the expected lease term, which includes renewal options reasonably certain to be exercised.

For our incremental borrowing rate, we generally use a portfolio approach to determine the discount rate for leases with similar characteristics. We determine discount rates based upon our hypothetical credit rating, taking into consideration our short-term borrowing rates, and then adjusting as necessary for the appropriate lease term. As of December 31, 2024, the weighted-average discount rate used was approximately 7.0%.

As of December 31, 2024, maturities of lease liabilities by fiscal year are summarized as follows:

2025	$588,065
2026	390,370
2027	43,616
2028	38,746
Total lease payments	1,060,797
Less: imputed interest	(207,147)
Present value of lease liability	$853,650

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 12 – SHAREHOLDERS’ EQUITY

Common stock

On July 5, 2023 the Board of Directors adopted a resolution to reverse split the common shares of the Company on a 100,000 to 1 basis, which effectively increased the Company’s authorized common shares from 1,000 to 100,000,000 and adjusted the par value from $1 per share to $.00001 per share. As a result, the common shares outstanding increased from 400 shares to 40,000,000 shares as of July 5, 2023. All common stock amounts have been retroactively adjusted for the stock split. The Company also authorized 10,000,000 shares of preferred stock with a par value of $0.00001.

On December 20, 2023, the Board of Directors adopted a resolution to designate 5,376,344 shares of a series A preferred stock.  The holders of the preferred stock will be entitled to dividends if declared on the same basis as the common shareholders.  The preferred shareholders will have voting rights similar to common shareholders and liquidation preference equal to the stated value of $4.50 per share. In addition, preferred shareholders will have conversion rights into common shares as follows:

•	Optional conversion – preferred shareholders may elect at any time to convert on a 1 for 1 basis.

•	Mandatory conversion- Each share of preferred will convert into common shares on a 1 for 1 basis upon the consummation by the Company of an underwritten public offering.

There are no preferred shares outstanding as of December 31, 2023 and December 31, 2024.

On August 2, 2023, the Company entered into a redemption agreement with a founding shareholder to redeem 18,495,000 shares, or 86%, of the founding shareholder’s holdings in the Company. The total redemption price is $2.45 million, payable by (a) the transfer from inventory a boat and tender with a carrying value of $1.2 million, and (c) cash payments in the amount of $1.25 million to be made over time to or on behalf of the founding shareholder, or by offsetting receivables due from the founding shareholder. As of December 31, 2024, the boat and tender have been transferred, and cash payments of $1 million remain outstanding and is recorded as notes payable – related party on the accompanying consolidated balance sheet.

On December 31, 2023 and 2024, the company had 40,000,000 common shares issued and 21,505,000 common shares outstanding and no preferred shares issued and outstanding.

All shares in the accompanying financial statements have been retroactively restated to reflect the above reverse stock split.

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

Options

On December 2, 2023, the Company granted 2,866,500 stock options to certain employees of the Company at an exercise price of $1.03 per share, which equates to the stock price on the measurement date. The stock options will expire 5 to 7 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the year ended December 31, 2024 amounts to $628,535 (2023 - $51,379). The key components and assumptions used in the Black-Scholes valuation model to determine the fair value of these option grants of $1,177,347 were as follows:

•	Volatility of 57.46% to 59.01%

•	Discount rate of 4.14% to 4.22%

Number of options
Balance at December 31, 2022	-
Granted	2,866,500
Expired	(67,500)
Balance at December 31, 2023	2,799,000
Expired	(818,500)
Balance at December 31, 2024	1,980,500

For both the 2023 and 2024 fiscal years, none of the options have vested.

NOTE 13 – REVENUES

	2024	2023

Sales - boats	$86,813,568	$94,664,204
Sales - parts	3,341,128	2,859,350
Sales - service	2,395,951	2,190,450
Sales – water toys	1,406,446	1,907,598
Sales -dockage	1,150,132	1,279,896
Sales -other	2,184,318	1,886,571
	$97,291,543	$104,788,069

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 14 – OTHER INCOME (EXPENSE)

	As of December 31, 2024	As of December 31, 2023
Interest expense	(6,135,747)	(3,461,203)
Interest income	56,917	130,502
Rental income	52,423	52,465
Income from Employment Retention	131,104	951,111
Credits
	(5,895,303)	(2,327,125)

The company has collected refunds from the Employee Retention Credit (ERC) in amounting to $0.9 million in 2023 and $0.1 million in 2024. These amounts represent refundable tax credits for eligible businesses that kept employees on payroll during the COVID-19 pandemic.

NOTE 15 – INCOME TAXES

The components of the Company’s provision for income taxes are as follows for the years ending December 31, 2024 and 2023:

	2024	2023
Current
Federal	$(1,633,601)	$1,239,517
State	(455,499)	340,780
Total current taxes	(2,089,100)	1,580,297
Deferred
Federal	1,172,375	(4,709)
State	–	–
Total deferred taxes	1,172,375	(4,709)
Provision (recovery) for income taxes	$ (916,725)	$ 1,575,588

The effects of temporary differences that give rise to significant elements of deferred tax assets and liabilities at December 31, 2024 and 2023 were as follows:

Page | 27

NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

	2024	2023

Deferred tax assets	$1,962,318	$–
Less valuation allowance	(1,053,470)	–
Total deferred tax assets	908,848	–

Deferred tax Liabilities
Property and equipment	487,550	553,001
1031 exchange - Property	421,298	421,298
Other	–	4,026
Total deferred tax liability	908,848	978,325
Net deferred tax asset (liability)	$–	$(978,325)

NOTE 16 – ADDITIONAL CASH FLOWS INFORMATION

Financing and investing activities not involving cash:

	2024	2023

Reclassification of inventory to fixed assets	$147,321	-
Lease origination	$893,404	-
Shareholder redemption	-	$2,450,185

NOTE 17 – SUBSEQUENT EVENTS

Management has evaluated the subsequent events through June 23, 2025, the date at which the financial statements were available to be issued.

Due to industry wide weakness in the marine sector, management evaluated all locations, costs and staffing to reduce costs. Several decisions were made and implemented as follows.

•	In the first quarter of 2025 management closed the Eastpoint (Panhandle store) that was acquired on January 1st 2024, released all staff, negotiated the termination of the lease, and redistributed the inventory and assets to other Nautical Ventures Group owned locations. A new location in Pensacola at a new marina was rented to maintain a market presence in the Panhandle region and several boats were moved to the new location. The new location now falls under the umbrella of Nautical Ventures West, LLC.

•	Management also decided during the first quarter of 2025 to close the Stuart retail location on Montgomery Street. The inventory was redistributed to other Nautical Ventures locations and staff was relocated or released.

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NAUTICAL VENTURES GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

•	On March 12th, 2025, the company signed a letter of intent to sell both real estate properties, the retail water sports and the adjacent marina, retail sales and service facility in N Palm Beach, 139 Shore Ct, and 300 US1, for the total sum of $9.1 million that would liberate approximately $4 million in equity. On May 14th a final Purchase and Sale Agreement was executed with an estimated closing date of 60 days.

•	On April 9th, 2025, the company signed a letter of intent with Vision Marine Technologies, Inc, a NASDAQ listed company (VMAR) for the purchase of 100% of the common stock of Nautical Ventures Group for the sum of $10,000,000 in the form of cash, notes and common stock in Vision Marine Technologies. The final Equity Purchase Agreement and closing was completed on June 20th, 2025.

•	On the 9th of June, 2025 Nautical Ventures Group Inc. sold the real estate properties, at fair market value, located at 139 Shore Court, N Palm Beach and 1400 & 1440 N Federal Highway, Fort Lauderdale to Marine Ventures, LLC for the sum of $19.9 million in order to facilitate the conclusion of the sale of Nautical Ventures Group Inc to Vision Marine Technologies, Inc.

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